SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 30986; File No. 812-14231

Virtus Alternative Solutions Trust and Virtus Alternative Investment Advisers, Inc.; Notice of

Application

March 19, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements with Wholly-Owned Sub-Advisors (as defined below)

and non-affiliated sub-advisors without shareholder approval and would grant relief from certain

disclosure requirements.

Applicants: Virtus Alternative Solutions Trust ("Trust") and Virtus Alternative Investment

Advisers, Inc. ("Advisor").

Filing Dates: The application was filed on November 5, 2013, and amended on February 19, 2014

and March 17, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 14, 2014, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 100 Pearl Street, Hartford, CT 06103.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-6812, or David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is organized as a Delaware statutory trust and is registered under the Act as an open-end management investment company. The Trust currently comprises three series of shares (each, a "Series"), each of which has its own investment objectives, policies and restrictions and may offer one or more classes of shares that are subject to different expenses. None of the Series have yet commenced operations.

2.   The Advisor, a corporation organized under the laws of the state of Connecticut, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Advisor is a wholly-owned subsidiary of Virtus Investment Partners, Inc., a publicly traded multi-manager asset management business.

3.   Applicants request an order to permit the Advisor, subject to the approval of the Board, including a majority of the members of the Board who are not "interested persons," as

defined in section 2(a)(19) of the Act, of the Series or the Manager ("Independent Board Members"), to, without obtaining shareholder approval: (i) select Sub-Advisors to manage all or a portion of the assets of a Series and enter into Sub-Advisory Agreements (as defined below) with the Sub-Advisors,[1] and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors.[2] Applicants request that the relief apply to the named applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that is advised by the Advisor or its successors, uses the multi-manager structure described in the application, and complies with the terms and conditions of the application ("Subadvised Series").[3] The requested relief will not extend to any sub-advisor, other than a Wholly-Owned Sub-Advisor, who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Subadvised Series or of the Advisor, other than by reason of serving as a sub-advisor to one or more of the Subadvised Series ("Affiliated Sub-Advisor").

4.   Each Series has, or will have, as its investment adviser, the Advisor or its successor.   The Advisor will serve as the investment adviser to each Series pursuant to an investment advisory agreement with the Trust ("Investment Management Agreement'). The

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[1] A "Sub-Advisor" is (a) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Advisor for that Series**;** (b) a sister company of the Advisor for that Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the same company that, indirectly or directly, wholly owns the Advisor (each of (a) and (b), a "Wholly-Owned Sub-Advisor" and collectively, the "Wholly-Owned Sub-Advisors"), or (c) an investment sub-advisor for that Series that is not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Series or the Advisor, except to the extent that an affiliation arises solely because the sub-advisor serves as a sub-advisor to a Series (each, a "Non-Affiliated Sub-Advisor"). Each Sub-Advisor will be registered with the Commission under the Investment Advisers Act of 1940 or exempt from such registration.

[2] Shareholder approval will continue to be required for any other sub-advisor change (not otherwise permitted by applicable law or by rule) and material amendments to an existing Sub-Advisory Agreement with any sub-advisor other than a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor (all such changes referred to as "Ineligible Sub-Advisor Changes").

[3] For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. All registered open-end investment companies that currently intend to rely on the requested order are named as applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in the application. If the name of any Subadvised Series contains the name of a Sub-Advisor (as defined below), the name of the Advisor, or a trademark or trade name that is owned by or publicly used to identify that Advisor, will precede the name of the Sub-Advisor.

Investment Management Agreement for each Series will be approved by the board of trustees of the Trust ("Board")[4], including a majority of the Independent Board Members, and by the shareholders of the relevant Series as required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The terms of the Investment Management Agreement will comply with section 15(a) of the Act.

5.   Under the terms of the Investment Management Agreement, the Advisor, subject to the supervision of the Board, will provide continuous investment management of the assets of each Series. The Advisor will periodically review each Series' investment policies and strategies, and based on the need of a particular Series, may recommend changes to the investment policies and strategies of the Series for consideration by the Board. For its services to each Series under the Investment Management Agreement, the Advisor will receive an investment management fee from that Series. The Investment Management Agreement will provide that the Advisor may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisors.

6.   Pursuant to the Investment Management Agreement, the Advisor has overall responsibility for the management and investment of the assets of each Subadvised Series. These responsibilities include recommending the removal or replacement of Sub-Advisors, determining the portion of that Subadvised Series' assets to be managed by any given Sub-Advisor and reallocating those assets as necessary from time to time.

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[4] The term "Board" also includes the board of trustees or directors of a future Subadvised Series.

7.   The Advisor may enter into sub-advisory agreements with various Sub-Advisors ("Sub-Advisory Agreements") to provide investment management services to the Subadvised Series. The terms of each Sub-Advisory Agreement will comply fully with the requirements of section 15(a) of the Act and will have been approved by the Board, including a majority of the Independent Board Members and the initial shareholder of the applicable Subadvised Series, in accordance with sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The Sub-Advisors, subject to the supervision of the Advisor and oversight of the Board, will determine the securities and other investments to be purchased or sold by a Subadvised Series and will place orders with brokers or dealers that they select. The Advisor will compensate each Sub-Advisor out of the fee paid to the Advisor under the Investment Management Agreement.

8.   If the requested order is granted, the Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Advisor is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[5] and (b) the Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice

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7 A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Advisor (except as modified to permit Aggregate Fee Disclosure (as defined below); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in the application, a proxy solicitation to approve the appointment of new Sub-Advisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Applicants state that each Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending Sub-Advisory Agreements.

9.   Applicants also request an order exempting the Subadvised Series from certain disclosure obligations that may require each Subadvised Series to disclose fees paid by the Advisor to each Sub-Advisor. Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of the Subadvised Series' net assets): (a) the aggregate fees paid to the Advisor and any Wholly-Owned Sub-Advisors; (b) the aggregate fees paid to Non-Affiliated Sub-Advisors; and (c) the fee paid to each Affiliated Sub-Advisor (collectively, the "Aggregate Fee Disclosure"). An exemption is requested to permit the Series to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.	Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the "advisory fee payable" by the investment company, including the total dollar amounts that the investment company "paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

3.	Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fee," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.	Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.	Section 6(c) of the Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

6.　　Applicants assert that the shareholders expect the Advisor, subject to the review and approval of the Board, to select the Sub-Advisors who are in the best position to achieve the Subadvised Series' investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Advisors is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants believe that permitting the Advisor to perform the duties for which the shareholders of the Subadvised Series are paying the Advisor – the selection, supervision and evaluation of the Sub-Advisors – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series' shareholders and will allow such Subadvised Series to operate more efficiently. Applicants state that each Investment Management Agreement will continue to be fully subject to section 15(a) of the Act and rule 18f-2 under the Act and approved by the Board, including a majority of the Independent Board Members, in the manner required by sections 15(a) and 15(c) of the Act. Applicants are not seeking an exemption with respect to the Investment Management Agreements.

7.　　Applicants assert that disclosure of the individual fees that the Advisor would pay to the Sub-Advisors of Subadvised Series that operate under the multi-manager structure described in the application would not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisors are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Advisor will be fully disclosed and, therefore, shareholders will know what the Subadvised Series' fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies. Applicants assert that the requested disclosure relief would benefit shareholders of the Subadvised Series because it would improve the Advisor's ability to negotiate the fees paid to Sub-Advisors. Applicants state that the Advisor may be able to negotiate rates that are below a Sub-Advisor's "posted" amounts if the Advisor is not required to disclose the Sub-Advisors' fees to the public. Applicants submit that the relief requested to use Aggregate Fee Disclosure will encourage Sub-Advisors to negotiate lower subadvisory fees with the Advisor if the lower fees are not required to be made public.

8.   For the reasons discussed above, applicants submit that the requested relief meets the standards for relief under section 6(c) of the Act. Applicants state that the operation of the Subadvised Series in the manner described in the application must be approved by shareholders of a Subadvised Series before that Subadvised Series may rely on the requested relief. In addition, applicants state that the proposed conditions to the requested relief are designed to address any potential conflicts of interest, including any posed by the use of Wholly-Owned Sub-Advisors, and provide that shareholders are informed when new Sub-Advisors are hired. Applicants assert that conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest with affiliated persons of the Advisor, including Wholly-Owned Sub-Advisors. Applicants state that, accordingly, they believe the requested relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	Before a Subadvised Series may rely on the order requested in the application, the operation of the Subadvised Series in the manner described in the application, including the hiring of Wholly-Owned Sub-Advisors, will be, or has been, approved by a majority of the Subadvised Series' outstanding voting securities as defined in the Act, or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series' shares to the public.

2.	The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in the application. Each prospectus will prominently disclose that the Advisor has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisors and recommend their hiring, termination and replacement.

3.	The Advisor will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series' assets. Subject to review and approval of the Board, the Advisor will (a) set a Subadvised Series' overall investment strategies, (b) evaluate, select, and recommend Sub-Advisors to manage all or a portion of a Subadvised Series' assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisors comply with a Subadvised Series' investment objective, policies and restrictions. Subject to review by the Board, the Advisor will (a) when appropriate, allocate and reallocate a Subadvised Series' assets among multiple Sub-Advisors; and (b) monitor and evaluate the performance of Sub-Advisors.

4.   A Subadvised Series will not make any Ineligible Sub-Advisor Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Series.

5.   Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor within 90 days after the hiring of the new Sub-Advisor pursuant to the Modified Notice and Access Procedures.

6.   At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.   Independent Legal Counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.   The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-advisor during the applicable quarter.

9.   Whenever a sub-advisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

10.   Whenever a sub-advisor change is proposed for a Subadvised Series with an Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that

such change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor or Wholly-Owned Sub-Advisor derives an inappropriate advantage.

11. No Board member or officer of a Subadvised Series, or partner, director, manager, or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Advisor, except for (a) ownership of interests in the Advisor or any entity, other than a Wholly-Owned Sub-Advisor, that controls, is controlled by, or is under common control with the Advisor, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by, or is under common control with a Sub-Advisor.

12. Any new Sub-Advisory Agreement or any amendment to a Series' existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Series will be submitted to the Series' shareholders for approval.

13. Each Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.

14.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that requested in the application, the requested order will expire on the effective date of that rule.

        For the Commission, by the Division of Investment Management, under delegated authority.

                                Kevin M. O'Neill
                                Deputy Secretary